Exhibit 99.1

Report of Independent Auditors

To the Board of Directors of Minera Santa Cruz S.A.:

Opinion

We have audited the financial statements of Minera Santa Cruz S.A. (the Company) which comprise the statements of financial position as of December 31, 2025 and 2024, and the related statements of profit (loss) and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in accordance with IFRS Accounting Standards promulgated by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards promulgated by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, for at least, but not limited to, twelve months from the end of the reporting period disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A. Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina June 24, 2026

Minera Santa Cruz S.A.

Statements of Profit (Loss) and Other Comprehensive Income

For the years ended December 31, 2025, 2024 and 2023

	Notes	2025 US$000	2024 US$000	2023 US$000
Revenue	3	436,522	293,335	242,461
Cost of sales	4	(252,238)	(223,389)	(198,575)
Gross profit		184,284	69,946	43,886
Administrative expenses	5	(7,760)	(6,930)	(5,665)
Exploration expenses	6	(13,490)	(11,257)	(9,346)
Selling expenses	7	(20,225)	(15,847)	(13,867)
Other income	9	3,653	15,995	21,338
Other expenses	9	(12,482)	(9,836)	(6,238)
Impairment reversal (loss) of non-financial assets	31	14,179	-	(16,949)
Profit before net finance income (costs), foreign exchange loss and income tax		148,159	42,071	13,159
Finance income	10	6,114	8,929	3,260
Finance costs	10	(2,892)	(6,374)	(8,113)
Foreign exchange loss, net		(6,485)	(8,368)	(16,161)
Profit (loss) before income tax		144,896	36,258	(7,855)
Current and deferred income tax (expense) benefit	22	(47,299)	(504)	(4,394)
Net profit (loss) for the year		97,597	35,754	(12,249)
Other comprehensive income		-	-	-
Net profit (loss) and comprehensive income for the year		97,597	35,754	(12,249)

The accompanying notes are an integral part of these financial statements.

Minera Santa Cruz S.A.

Statements of Financial Position

As at December 31, 2025 and 2024

	Notes	As at 31 December 2025 US$000	As at 31 December 2024 US$000
ASSETS
Non-current assets		140,372	133,344
Property, plant and equipment	11	134,164	127,819
Evaluation and exploration assets	12	3,605	2,945
Intangible assets	13	2,239	2,261
Trade and other receivables	14	364	319

Current assets		291,240	144,042
Inventories	15	38,331	36,199
Trade and other receivables	14	101,156	58,583
Other financial assets	16	2,639	3,806
Cash and cash equivalents	16	149,114	45,454

Total assets		431,612	277,386
EQUITY AND LIABILITIES
Capital and reserves		246,221	153,208
Equity share capital	21	110,132	110,132
Other reserves		146,425	136,028
Retained earnings		(10,336)	(92,952)

Non-current liabilities		76,859	66,805
Trade and other payables	17	2,736	573
Provisions	20	39,765	35,419
Deferred income tax liabilities	22	34,358	30,813

Current liabilities		108,532	57,373
Trade and other payables	17	108,133	55,582
Borrowings	19	-	1,557
Provisions	20	399	234
Total liabilities		185,391	124,178
Total equity and liabilities		431,612	277,386

The accompanying notes are an integral part of these financial statements.

Minera Santa Cruz S.A.

Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

		Year ended December 31,
	Notes	2025 US$000	2024 US$000	2023 US$000
Cash flows from operating activities
Profit/(loss) before income tax		144,896	36,258	(7,855)
Non-cash adjustment to reconcile profit for the year to net cash flows
Depreciation of property, plant and equipment	11	52,917	48,251	52,087
Amortization of intangible assets	13	472	511	570
Impairment (reversal) / loss of non-financial assets	9	(14,179)	-	16,949
Disposal of property, plant and equipment	11	1,956	15	2
Finance income	10	(6.114)	-	-
Interest expense	10	1.574	-	-
Other non-cash adjustments		87	(294)	11,557
Impact of change of estimated discount rate for Value Added Tax (“VAT”) and other receivables	10	(33)	(68)	1,660
Working capital adjustments
Change in trade and other receivables		(41,980)	(22,676)	12,296
Change in inventories		(2,132)	2,899	(4,188)
Change in trade payables		12,172	16,706	(2,719)
Change in other payables		4,511	3,384	(1,417)
Net cash flows generated from operating activities		154,147	84,986	78,942
Cash flow from investing activities
Purchase of property, plant and equipment, evaluation and exploration and intangible assets	11,12,13	(48,149)	(45,950)	(46,293)
Purchase of financial assets	16	(3,939)	(7,835)	(2,264)
Proceeds from financial assets	16	1,300	4,459	-
Interest collected	10	6,114	-	-
Net cash flows used in investing activities		(44,674)	(49,326)	(48,557)
Cash flow from financing activities
Proceeds from borrowings	19	-	1,607	17,506
Repayment of borrowings	19	(1,486)	(5,991)	(27,073)
Interest paid including lease liabilities interests	19	(1,645)	(707)	(1,432)
Payment of principal portion of lease liabilities	18	(1,955)	(1,579)	(823)
Dividends paid	23	(4,572)	(787)	(648)
Net cash flows (used in) generated from financing activities		(9,658)	(7,457)	(12,470)
Net increase (decrease) in cash and cash equivalents during the year		99,815	28,203	17,915
Exchange difference		3,845	(4,930)	(11,207)
Cash and cash equivalents at beginning of year		45,454	22,181	15,473
Cash and cash equivalents at end of year	16	149,114	45,454	22,181

The accompanying notes are an integral part of these financial statements.

Minera Santa Cruz S.A.

Statement of Changes in Equity

For the years ended December 31, 2024, 2023 and 2022

	Notes	Equity share capital US$000	Legal reserve US$000	Other reserves US$000	Currency translation adjustment US$000	Total other reserves US$000	Retained earnings US$000	Total equity US$000
Balance at 1 January 2023		110,132	14,670	129,189	2,685	146,544	(125,519)	131,157
Dividends	23	-	-	(664)		(664)		(664)
Legal reserve		-	-	-
Other reserves (*)		-	-	(7,393)		(7,393)	7,393
Net income for the year		-	-	-			(12,249)	(12,249)
Balance at 31 December 2023		110,132	14,670	121,132	2,685	138,487	(130,375)	118,244
Dividends	23	-	-	(790)		(790)		(790)
Other reserves (*)		-	-	(1,669)		(1,669)	1,669
Loss for the year		-	-	-			35,754	35,754
Balance at 31 December 2024		110,132	14,670	118,673	2,685	136,028	(92,952)	153,208
Dividends	23	-	-	(4,584)	-	(4,584)	-	(4,584)
Legal reserve		-	749	-	-	749	(749)
Other reserves (*)		-	-	14,232	-	14,232	(14,232)	-
Net income for the year		-	-	-	-	-	97,597	97,597
Balance at 31 December 2025		110,132	15,419	128,321	2,685	146,425	(10,336)	246,221

(*) In accordance with Shareholders meeting as of May 9, 2023, May 27, 2024, and, May 19, 2025 based on statutory financial statements.

The accompanying notes are an integral part of these financial statements.

Minera Santa Cruz S.A.

Notes to the financial statements

For the years ended December 31, 2025, 2024 and 2023

1. Company information

Minera Santa Cruz S.A. (the “Company” or “MSC”) was incorporated in 2001. The Company is a limited company incorporated and domiciled in San Martin 875, 2nd Floor, Office B, Comodoro Rivadavia, Chubut, Argentina.

The Company’s principal business is the mining, processing and sale of silver and gold in one operating mine (San Jose) located in Argentina. Information on the parent is presented in Note 24.

For management purposes, the Company is organized into one business unit; therefore, there is only one reporting segment according to IFRS 8, ‘Operating Segments’.

The financial statements of Minera Santa Cruz S.A. for the years ended December 31, 2025, 2024 and 2023 were authorized for issue in accordance with a resolution of the directors on June 24, 2026.

2. Basis of preparation and significant accounting policies

2.A Basis of preparation

2.A.1 Overview

The financial statements have been prepared in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”).

The basis of preparation and accounting policies used in preparing the financial statements for the years ended December 31, 2025, 2024 and 2023 are set out below. The financial statements have been prepared on a historical cost basis, except for the valuation of certain financial instruments that are measured at fair value at the end of each reporting period, as explained below.

The financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$ thousand), except where otherwise indicated.

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

2.A.2 Foreign currencies

The Company’s financial information is presented in US dollars, which is the Company’s functional currency. The functional currency for the Company is determined by the currency of the primary economic environment in which it operates.

Transactions denominated in currencies other than the functional currency of the entity are recorded in the functional currency using the exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rate prevailing at the statement of financial position date. Exchange gains and losses on settlement of foreign currency transactions which are translated at the rate prevailing at the date of the transactions, or on the translation of monetary assets and liabilities which are translated at period-end exchange rates, are recorded in the Statements of profit (loss) and other comprehensive income.

Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to the functional currency at the foreign exchange rate prevailing at the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

2.B Significant accounting judgments, estimates and assumptions

The preparation of the Company´s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require material adjustment to the carrying amount of the asset or liability affected in future periods. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on information available at the time of financial statements preparations. These assumptions may change in the future due to market changes or circumstances arising beyond the control of the Company and the impact on the financial statements could be material.

Significant areas of estimation uncertainty and critical judgments made by management in preparing the financial statements include:

Significant estimates:

●	Ore reserves and mineral resources – Note 2.E (g)

There are numerous uncertainties inherent in estimating ore reserves and mineral resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in changes to reserves and resources. This estimate is important for (i) the depreciation and amortization of property, plant and equipment (“PP&E”) and intangibles, (ii) the recoverable value of mining assets and (iii) mine closure.

●	Recoverable values of mining assets – Notes 2.E (e), (f), (h) and Notes 11, 12 and 13

The Company assesses, at each reporting date, whether there is an indication that an asset or cash-generating unit (“CGU”) may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”).

The assessment of asset carrying values requires the use of estimates and assumptions such as future commodity prices, future capital requirements, reserves and resources volumes, production costs, operating performance and the application of discount rates which reflect the macro-economic country risk. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment, evaluation and exploration assets and intangibles assets. See Note 31.

●	Mine closure costs – Note 2.E (m)

The Company assesses its mine closure costs provision annually. Significant estimates and assumptions are made in determining the provision for mine closure cost as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, mine life and changes in the discount rates. Those uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision at the balance sheet date represents management’s best estimate of the present value of the future closure costs required. Changes to estimated future costs are recognized in the balance sheet by adjusting the mine closure cost liability and the related asset originally recognized.

In July 2021, the mine closure law for the province of Santa Cruz in Argentina was published, establishing a period of 180 business days to present the Mine Closure Plan. The plan was presented to the provincial authority in December 2022, and observations were received in December 2025. The Company plans to present an updated Mine Closure Plan, prepared with the support of external consultants, by the end of 2026.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Critical Judgements:

●	Determination of functional currency.

The determination of functional currency requires management judgement, particularly where there may be several currencies in which transactions are undertaken and which impact the economic environment in which the entity operates.

●	Income tax – Notes 2.E (b), 22 and 26.

Judgement is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax is provided using the balance sheet method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted.

●	Recognition of evaluation and exploration assets and transfer to development costs – Note 2.E (f)

The application of the Company´s accounting policy for Exploration and Evaluation (“E&E”) expenditure requires judgement to determine whether future economic benefits are likely from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves and resources.

In addition to applying judgement to determine whether future economic benefits are likely to arise from the Company´s E&E assets (reserves and resources), the Company has to apply numerous other estimates and assumptions. The determination of a resource is itself an estimation process that involves varying degrees of uncertainty depending on how the resources are classified (i.e., measured, indicated or inferred). These estimates directly impact the deferral (capitalization or not) of E&E expenditures.

2.C Changes in accounting policies and disclosures

The accounting policies adopted in the preparation of the financial statements are consistent with those applied in the preparation of the financial statement for the year ended December 31, 2024.

Certain amendments and interpretations apply for the first time in 2025, but do not have impact on the financial statements. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

- Amendments to IAS 21 – Lack of exchangeability

For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21. The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments did not have impact on the financial statements.

2.D Standards, interpretations and amendments to existing standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for accounting periods beginning on or after January 1, 2026 or later periods but which the Company has not previously adopted.

- IFRS 18 Presentation and Disclosure in Financial Statements.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

- IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after 1 January 2027, with early application permitted.

-Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

▪ A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date

▪ Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed

▪ Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments

▪ The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI)

The Amendments are effective for annual periods starting on or after 1 January 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the financial statements.

2.E Summary of significant accounting policies

(a) Revenue recognition

The Company is involved in the production and sale of gold and silver from doré and concentrate containing both gold and silver. Concentrate and doré bars are sold directly to customers.

Revenue from contracts with customers is recognised when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Revenue value is determined net of refining and treatment charges but exclude selling expenses and any applicable sales taxes.The revenue is subject to adjustments based on inspection of the product by the customer. Revenue is initially recognised on a provisional basis using the Company’s best estimate of contained gold and silver. Any subsequent adjustments to the initial estimate of metal content are recorded in revenue once they have been determined.

In addition, sales are ‘provisionally priced’ where the selling price is subject to final adjustment at the end of a period, normally ranging from 15 to 120 days after the start of the delivery process to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is initially recognised when the conditions set out above have been met, using market prices at that date. The provisionally priced metal is revalued based on the forward selling price for the quotational period stipulated in the contract until the quotational period ends. The selling price of gold and silver can be measured reliably as these metals are actively traded on international exchanges. The revaluation of provisionally priced contracts is recorded as revenue.

A proportion of the company´s sales are sold under CIF or CIP Incoterm which requires the Company to be responsible for providing freight/shipping services (as principal) after the date that the Company transfers control of the product to its customers. The Company, therefore, has separate performance obligations for freight/shipping services which are provided solely to facilitate sale of the commodities it produces.

The transaction price (as determined above) is allocated to the metal in concentrate and freight/shipping services using the relative stand-alone selling price method. Under these arrangements, a portion of consideration may be received from the customer in cash at, or around, the date of shipment under a provisional invoice. It is then recognized as revenue over time using an output method (being days of shipping/transportation elapsed) to measure progress towards complete satisfaction of the service as this best represents the Company´s performance. This is on the basis that the customer simultaneously receives and consumes the benefits provided by the Company as the services are being provided. The costs associated with these freight/shipping services are also recognized over the same period of time as incurred.

Other Incoterms commonly used by the Company are FOB, where the Company has no responsibility for freight or insurance once control of the products has passed at the loading port. For arrangements which have this Incoterm, the only performance obligations are the provision of the product at the point where control passes.

(b) Income tax

Income tax for the year comprises of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items charged or credited directly to equity, in which case it is recognized in equity.

Current income tax expense includes the expected tax payable for the year, using tax rates enacted at the statement of financial position date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is estimated using the balance sheet method, providing for temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(c) Uncertain Tax positions

A tax liability is recognized when the Company has a present obligation because of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The liability is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account risks and uncertainties surrounding the obligation. Separate liabilities for interest and penalties are also recorded if appropriate.

Tax liabilities are based on management´s interpretation of tax law and the likelihood of settlement. This involves a significant amount of judgment as tax legislation can be complex and open to different interpretation. Management uses in-house tax experts, external professional service firms and previous experience when assessing tax risks.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

(d) Leases (as a lessee)

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. Right-of-use assets are subject to impairment. Refer to the accounting policies in section (s) Impairment of non-financial assets.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of twelve months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

(e) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost comprises its purchase price and directly attributable costs of acquisition or construction required to bring the asset to the condition necessary for the asset to be capable of operating in the manner intended by management. Economical and physical conditions of assets have not changed substantially over this period.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

The cost less residual value of each item of property, plant and equipment is depreciated over its useful life. Each item’s estimated useful life has been assessed with regard to both its own physical life limitations and the present assessment of economically recoverable reserves and resources of the mine property at which the item is located. Estimates of remaining useful lives are made on a regular basis for all mine buildings, machinery and equipment, with annual reassessments for major items. Depreciation is charged to cost of production on a units of production basis for mine buildings and installations and plant and equipment used in the mining production process or charged directly to the income statement over the estimated useful life of the individual asset on a straight-line basis when not related to the mining production process. Changes in estimates, which mainly affect units of production calculations, are accounted for prospectively. Depreciation commences when assets are available for use. Land is not depreciated.

An asset’s carrying amount is written-down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income/expenses, in the income statement.

The expected useful lives under the straight-line method are as follows:

Years
Buildings	3 to end of mine life
Plant and equipment	4 to end of mine life
Vehicles	5

Borrowing costs directly attributable to the acquisition or construction of an asset that takes a substantial time to be ready for its intended use are capitalized as part of the cost of the asset. All other borrowing costs are expensed when incurred.

Mining properties and development costs

Purchased mining properties are recognized as assets at their cost of acquisition. Costs associated with the development of mining properties are capitalized and are depreciated upon commencement of commercial production, using the units of production method based on the estimated economically recoverable reserves and resources to which they relate.

When a mine construction project moves into the production stage, the capitalization of mine construction costs ceases and costs are either included in the cost of inventory or expensed, except for costs which qualify for capitalization relating tu mining asset additions or improvements, undergrounds mine development or mineable reserve development.

Construction in progress

Assets in the course of construction are capitalized as a separate component of property, plant and equipment. On completion, the cost of construction is transferred to the appropriate category. Construction in progress is not depreciated.

Subsequent expenditures

Expenditures incurred to replace a component of an item of property, plant and equipment are capitalized to replace the carrying amount of the component being written-off. Other subsequent expenditures are capitalized if future economic benefits will arise from the expenditure, otherwise are expensed in the income statement as incurred.

(f) Evaluation and exploration assets

Evaluation and exploration expenses are capitalized when the future economic benefit of the project can reasonably be regarded as assured, and / or from the date that the Board of Directors authorizes management to conduct a feasibility study. All other exploration and evaluation expenses are expensed as incurred.

Expenditures are transferred to mining properties and development costs once the work completed to date supports the future development of the property and such development receives appropriate approval.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Costs incurred in converting inferred resources to indicated and measured resources (of which reserves are a component) are capitalized as incurred. Costs incurred in identifying inferred resources are expensed as incurred.

(g) Determination of ore reserves and mineral resources

The Company estimates its ore reserves and mineral resources based on information compiled by internal competent persons. Reports to support these estimates are prepared each year and are stated in conformity with the 2012 Joint Ore Reserves Committee (JORC) code. It is the Company’s policy to have the report audited every two years by a Competent Person.

Reserves and resources are used in the unit of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

(h) Intangible assets

Right to use energy of transmission line

Transmission line costs represent the investment made by the Company during the period of its use. This is an asset with a finite useful life equal to that of the mine life and amortized by applying the unit of production method for the mine.

Other intangible assets

Other intangible assets are primarily computer software, which are capitalized at cost and amortized on a straight-line basis over their useful life of three years.

(i) Impairment of non-financial assets

The carrying amounts of property, plant and equipment, intangible assets and evaluation and exploration assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flow independent of other assets, and then the review is undertaken at the cash-generating unit (CGU) level.

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, reserves and resources volumes (reflected in the production volume). Changes in these assumptions will affect the recoverable amount of property, plant and equipment and evaluation and exploration assets.

If the carrying amount of an asset or its cash-generating unit (CGU) exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. Impairment losses are recognized in the statement of profit (loss).

Calculation of recoverable amount

The recoverable amount of assets is the greater of their value in use (VIU) and fair value less costs for disposal (FVLCD). FVLCD is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s length basis. VIU is based on estimated future cash flows discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In performing the impairment review, the Company assesses the recoverable amount of its operating assets principally with reference to fair value less costs of disposal, assessed using the traditional approach of the discounted cash flow model, which refers to a single cash flow projection.

The Company’s CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company considers the mine site as a CGU.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Reversal of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method. The cost of work in progress and finished goods (ore inventories) is based on the cost of production.

For this purpose, the cost of production includes:

●	costs, materials and contractor expenses which are directly attributable to the extraction and processing of doré;
●	depreciation of property, plant and equipment used in the extraction and processing of ore;

Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

(k) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

- Initial recognition and measurement

Financial assets are classified initially as assets at amortized cost and/or fair value through other comprehensive income or loss (“OCI”), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset´s contractual cash flow characteristics and the Company´s business model for managing them.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

On July 2023, the Company purchased AL41 bonds, which are sovereign bonds issued by the Republic of Argentina, denominated in U.S. dollars that were paid with Argentine pesos and that pay income in U.S. dollars in local accounts. They are national public securities issued in dollars with a fixed step-up rate of 3.50% per year from (and including) 9 July 2022 until (and including) 8 July 2029 and 4,875% from (and including) 9 July 2029 until maturity (9 July 2041).

AL41 bonds have been sold as of year ended December 31, 2025.

On October 2024, the Company purchased BPJ25 bonds, which are public bonds issued by the Central Bank of Argentina denominated in U.S. dollars that were paid with Argentine pesos and that pay principal in U.S. dollars in local accounts (no interest is paid under the BPJ25). The BPJ25 have been issued in U.S. dollars with a maturity date of 30 June 2025.

On November 2025, the Company purchased BPY26 bonds, which are public bonds issued by the Central Bank of Argentina denominated in U.S. dollars that were paid with Argentine pesos and that pay principal in U.S. dollars in local accounts (no interest is paid under the BPY26). The BPY26 have been issued in U.S. dollars with a maturity date of 1 May 2026.

Trade receivables that do not contain a significant financing component are measured at the transaction price.

- Subsequent measurement

For purposes of subsequent measurement, the Company’s financial assets are classified in the following categories

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

- Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment.

Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost includes trade and other receivables and BPY26 bonds as at December 31, 2025.

- Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are no longer separated from the host and therefore the revaluation of provisionally priced contracts is disclosed within the receivable of the host contract in “Trade and other receivables. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

There are no financial assets designated at fair value through OCI (equity instruments).

- Derecognition

A financial asset (or, where applicable, a part of a financial asset) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired, or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

- Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Financial liabilities

- Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, and financial liabilities measured at amortized cost, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, loans and borrowings.

- Subsequent measurement

‒ Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

‒ Financial liabilities measured at amortized cost

This is the most relevant to the Company. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

-Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

(l) Trade and other receivables

Current trade receivables are carried at the original invoice amount less provision made for impairment of these receivables. Non-current receivables are stated at amortized cost. A provision for impairment of trade receivables is established using the expected credit loss impairment model according to IFRS 9. The amount of the provision is the difference between the carrying amount and the recoverable amount and this difference is recognized in the income statement. The revaluation of provisionally priced contracts stated in 2.E(a) is recorded as trade receivables.

(m) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Mine closure costs

Provisions for mine closure costs are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs.

The provision is discounted and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mine to which it relates.

The provision is reviewed on an annual basis for changes in cost estimates, discount rates and the expected life of mine.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the mine closure cost liability and the related asset originally recognized. If, for mature mines, the related mine assets net of mine closure cost provisions exceeds the recoverable value, the portion of the increase is charged directly to the income statement. Similarly, for reductions to the estimated costs exceeding the carrying value of the mine asset, such portion of the decrease is credited directly to the income statement. For closed sites, changes to estimated costs are recognized immediately in the income statement.

Actual rehabilitation costs will ultimately depend upon future market prices for the necessary rehabilitation works required that will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend upon future gold and silver prices, which are inherently uncertain.

The discount rate used in the calculation of the provision as at December 31, 2025, was 1.52% (2024: 2.12%).

The Company recorded non-cash additions arising from changes in the provision for mine closure costs amounting to 4,573, which had an impact on property, plant and equipment as at December 31, 2025.

Other

Other provisions are accounted for when the Company has a legal or constructive obligation for which it is probable there will be an outflow of resources for which the amount can be reliably estimated.

(n) Cash-settled share-based payments

The fair value of cash-settled share plans is recognized as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognized as an expense. The fair value of the awards is taken to be the market value of the shares at the date of award adjusted by a factor for anticipated relative Total Shareholder Return (“TSR”) performance. Fair values are subsequently remeasured at each accounting date to reflect the number of awards expected to vest based on the current and anticipated TSR performance.

Uncertainties in estimating the award include potential changes in the TSR, the number of participants in the plan, and levels of interest rates.

(o) Finance income and costs

Finance income and costs mainly include, among others, interest expense on borrowings, the accumulation of interest on provisions,  unwinding of discount, and interest income on funds invested.

Interest income is recognized as it is incurred, taking into account the effective yield on the asset.

(p) Dividend distributions

Dividend distributions to the Company’s shareholders are recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

(q) Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purposes of the statement of financial position, cash and cash equivalents include cash on hand and deposits held with banks for varying periods of between one day and three months and which are subject to insignificant risk of changes in value.

Liquid investments are classified as cash equivalents if the amount of cash that will be received is known at the time of the initial investment and the risk of changes in value is considered insignificant.

(r) Short-term investments

Include deposits held with banks for periods higher than three months.

(s) Fair value measurement

The Company measures financial instruments at each statement of financial position date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, as described in note 30.e.

For assets and liabilities that are recognized in the financial statements on a recurring basis at fair value, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Company determines the policies and procedures for both recurring fair value measurement and unquoted financial assets, and for non-recurring measurement.

At each reporting date, the Company analyses the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company, in conjunction with its external valuers where applicable, also compares the changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

(t) Contingencies

A contingent liability is a possible obligation depending on whether some uncertain future event occurs, or a present obligation where payment is not probable or the amount cannot be measured reliably. Contingent liabilities are not recognized in the financial statements and are disclosed in notes to the financial statements unless their occurrence is remote.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

A contingent asset is a possible asset that arises from past events, and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent assets are not recognized in the financial statements but are disclosed in the notes if their recovery is deemed probable.

3. Revenue

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Doré bars
Gold	34,784	62,111	55,107
Silver	18,516	41,284	37,178
Freight/shipping services (note 2.E(a))	454	980	1,049
Concentrate
Gold	233,922	115,068	92,345
Silver	143,996	70,499	52,172
Freight/shipping services (note 2.E(a))	4,850	3,393	4,610
Total	436,522	293,335	242,461

Revenue from the sale of doré and concentrate is recognized at a point in time when control is transferred and revenue from freight is recognized over time as services are provided. Included within revenue was a gain of $55,265 relating to provisional pricing adjustments (2024 gain of $8,193, 2023: loss of $1,160) arising on sales of concentrates and doré.

4. Cost of sales

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Personnel expenses	89,938	78,066	65,438
Depreciation and amortization	50,463	47,488	49,151
Third-party services	56,410	37,199	29,525
Supplies	45,213	49,314	45,118
Mining royalty (note 27)	10,631	7,331	6,499
Change in products in process and finished goods	(4,232)	(1,530)	(1,639)
Others	3,815	5,521	4,483
Total	252,238	223,389	198,575

5. Administrative expenses

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Personnel expenses	3,762	3,218	2,315
Indirect taxes	1,448	1,379	1,292
Professional fees	541	395	424
Depreciation and amortization	24	114	39
Other	1,985	1,824	1,595
Total	7,760	6,930	5,665

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

6. Exploration expenses

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Mine site exploration(1)
Third-party services	11,272	8,234	7,815
Personnel expenses	1,541	1,447	977
Others	677	1,576	554
Total	13,490	11,257	9,346

(1)	Mine-site exploration is performed with the purpose of identifying potential minerals within the existing mine-site as well as properties surrounding the mine site, to maintain and extend the mine’s life.

7. Selling expenses

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Taxes	16,628	13,065	11,227
Warehouse services	2,091	1,550	1,464
Other	1,506	1,232	1,176
Total	20,225	15,847	13,867

8. Personnel expenses

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Salaries and wages	78,694	67,631	59,626
Other legal contributions	20,870	17,157	15,187
Statutory holiday payments	5,300	6,812	5,093
Long Term Incentive Plan	402	293	57
Termination benefits	2,848	3,268	1,175
Other	169	306	208
Total	108,283	95,467	81,346

Personnel expenses are included in costs of sales, administrative, exploration and other expenses (Notes 4, 5, 6 and 9) or capitalized to property, plant and equipment, E&E assets and inventory as follows: year ended December 31, 2025 – $10,855 (2024: $10,030, 2023: $11,883).

Average number of employees for 2025, 2024 and 2023 was as follows:

	Year ended December 31
	2025	2024	2023
Average number of employees (*)	1,425	1,432	1,420
Total	1,425	1,432	1,420

(*) Unaudited

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

9. Other income and expenses

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Other income
Export incentive programme[1]	2,979	15,997	21,320
Other	674	(2)	18
Total	3,653	15,995	21,338
Other expenses
Corporate Social Responsibility	5,913	4,396	3,637
Voluntary retirement program and related salaries	2,187	2,706	783
Fixed assets write off	1,955	-	-
Labor lawsuits	550	1,235	747
VAT write-off	69	87	136
Other	1,808	1,412	935
Total	12,482	9,836	6,238

(1)	Benefit arising from being able to access the Argentina government's export incentive program, allowing certain tariff positions to translate a certain proportion of US dollar sales at a preferential market exchange rate (refer to note 28).

Other income and expenses for the year ended December 31, 2025, included mainly non-cash expense of $2,574 (2024 and 2023 non-cash income and charges of $1,322 and $883, respectively).

10. Finance income and costs

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Finance income
Other finance income	2,394	8,106	647
Interest on deposits and liquidity funds	3,720	823	2,613
Total	6,114	8,929	3,260
Finance costs
Financial costs[1]	289	2,207	1,428
Interest on bank loans (note 19)	12	461	1,432
Non- cash loss on discount of VAT assets and other receivables	(33)	(68)	1,660
Interest expense[2]	1,633	2,898	2,730
Unwinding mine closure	580	543	434
Other	411	333	429
Total	2,892	6,374	8,113

(1)	Financial costs for the year ended December 31,2025, 2024, and 2023 represent charges related to the fair value of bonds.
(2)	Corresponds to interests over labor claims $482 (2024: $2,275, 2023: $2,604), interests of leasing equipment $ 887 (2024: $242, 2023: $34) and interests over client’s prepayments $264 (2024: $381, 2023: $92).

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

11. Property, plant and equipment

	Mining properties and development costs US$000	Land and buildings US$000	Plant and equipment US$000	Vehicles US$000	Mine closure asset US$000	Construction in progress and capital advances US$000	Total US$000
Year ended December 31, 2025
Cost
Balance at January 1, 2025	549,124	177,740	156,775	5,413	26,862	5,748	921,662
Additions	32,249	-	7,982	-	3,139	3,345	46,715
Change in closure provision discount rate	-	-	-	-	1,434	-	1,434
Disposals	-	-	(8,371)	(629)	-	(1,016)	(10,016)
Transfers and other movements	-	4,730	1,102	125	-	(5,957)	-
Balance at December 31, 2025	581,373	182,470	157,488	4,909	31,435	2,120	959,795
Accumulated depreciation and impairment
Balance at January 1, 2025	507,134	144,716	116,605	4,460	20,928	-	793,843
Depreciation for the year(1)	33,506	7,149	10,317	269	1,676	-	52,917
Disposals	-	-	(7,457)	(603)	-	-	(8,060)
Transfers from evaluation and exploration assets	-	-	-	-	-	-	-
Impairment reversal	(5,177)	(4,319)	(3,480)	(93)	-	-	(13,069)
Balance at December 31, 2025	535,463	147,546	115,985	4,033	22,604	-	825,631
Net book amount at December 31, 2025	45,910	34,924	41,503	876	8,831	2,120	134,164

(1)	The depreciation for the year is included in cost of sales and administrative expenses in the income statement, the remaining amount is capitalized.

	Mining properties and development costs US$000	Land and buildings US$000	Plant and equipment US$000	Vehicles US$000	Mine closure asset US$000	Construction in progress and capital advances US$000	Total US$000
Year ended December 31, 2024
Cost
Balance at January 1, 2024	519,565	172,789	148,385	5,325	27,055	2,337	875,456
Additions	29,152	-	6,967	-	420	10,024	46,563
Change in closure provision discount rate	-	-	-	-	(613)	-	(613)
Disposals	-	-	-	(151)	-	-	(151)
Transfers and other movements	-	4,951	1,423	239	-	(6,613)	-
Transfers from evaluation and exploration assets	407	-	-	-	-	-	407
Balance at December 31, 2024	549,124	177,740	156,775	5,413	26,862	5,748	921,662
Accumulated depreciation and impairment
Balance at January 1, 2024	476,644	138,578	106,972	4,155	19,304	-	745,653
Depreciation for the year(2)	30,415	6,138	9,647	427	1,624	-	48,251
Disposals	-	-	-	(136)	-	-	(136)
Transfers from evaluation and exploration assets	75	-	(14)	14	-	-	75
Impairment	-	-	-	-	-	-	-
Balance at December 31, 2024	507,134	144,716	116,605	4,460	20,928	-	793,843
Net book amount at December 31, 2024	41,990	33,024	40,170	953	5,934	5,748	127,819

(2)	The depreciation for the year is included in cost of sales and administrative expenses in the income statement, the remaining amount is capitalized.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

12. Evaluation and exploration assets

Total US$000
Cost
Balance at January 1, 2024	4,012
Additions	-
Transfers to property, plant and equipment	(407)
Balance at December 31, 2024	3,605
Additions	-
Transfers to property plant and equipment	-
Balance at December 31, 2025	3,605
Accumulated impairment	-
Balance at January 1, 2024	735
Transfers to property, plant and equipment	(75)
Impairment	-
Balance at December 31, 2024	660
Transfers to property, plant and equipment	-
Impairment reversal	(660)
Balance at December 31, 2025	-
Net book value as at December 31, 2024	2,945
Net book value as at December 31, 2025	3,605

13. Intangible assets

	Transmission line(1) US$000	Software licenses US$000	Total US$000
Cost
Balance at January 1, 2024	22,157	1,326	23,483
Transfer	-	-	-
Balance at December 31, 2024	22,157	1,326	23,483
Impairment	-	-	-
Balance at December 31, 2025	22,157	1,326	23,483
Accumulated amortization
Balance at January 1, 2024	19,385	1,326	20,711
Amortization for the year(2)	511	-	511
Balance at December 31, 2024	19,896	1,326	21,222
Amortization for the year(2)	472	-	472
Impairment reversal	(446)	(5)	(451)
Balance at December 31, 2025	19,922	1,323	21,245
Net book value as at December 31, 2024	2,261	-	2,261
Net book value as at December 31, 2025	2,235	4	2,239

(1)	The transmission line is amortized using the units of production method.
(2)	Amortization for the period is included in cost of sales and administrative expenses in the income statement.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

14. Trade and other receivables

	As at December 31
	2025		2024
	Non-current US$000	Current US$000	Non-current US$000	Current US$000
Trade receivables (note 30.c)	-	76,010	-	31,667
VAT(1)	3	19,226	4	17,747
Prepaid expenses	29	2,048	29	3,724
Advances to suppliers	-	609	-	684
Credit due from exports	277	-	272	-
Receivables from related parties (note 24.a)	-	31	-	31
Loans to employees	-	212	-	114
Export duties paid in excess	55	-	14	-
Other	-	3,020	-	4,616
Total	364	101,156	319	58,583

(1)	VAT is valued at its recoverable amount.

The fair values of trade and other receivables approximate their book value.

15. Inventories

	US$000
	As at December 31
	2025 US$000	2024 US$000
Finished goods	7,392	1,618
Products in process	10,209	11,241
Supplies and spare parts	24,436	25,752
Provision for obsolescence of supplies	(3,706)	(2,412)
Total	38,331	36,199

Finished goods include doré and concentrate. Doré is an alloy containing a variable mixture of silver, gold and minor impurities delivered in bar form to refiners. Concentrate is a product containing sulfides with a variable content of base and precious metals and is sold to smelters.

The amount of expense recognized in profit and loss related to the consumption of inventory of supplies, spare parts and raw materials is $45,233 (2024: $49,397, 2023: $45,118).

Movements in the provision for obsolescence comprised of $1,293 (2024: increase of $nil, 2023: increase of $nil) and a consumption of $nil.

16. Cash and cash equivalents and other financial assets

Cash and cash equivalents

	As at December 31
	2025 US$000	2024 US$000
Cash at bank	24,376	45,454
Current demand deposit accounts(1)	124,738	-
Time deposits	-	-
Cash and cash equivalents considered for the statement of cash flows	149,114	45,454

(1)	Relates to bank deposits for varying periods of between one day and three months.

The fair value of cash and cash equivalents approximates their book value.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Other financial assets

	As at December 31
	2025 US$000	2024 US$000
Bonds (Note 2.E.k)	2,639	3,806

17. Trade and other payables

	As at December 31
	2025		2024
	Non-current US$000	Current US$000	Non-current US$000	Current US$000
Taxes and contributions	-	47,309	-	11,683
Salaries and wages payable	-	20,120	-	18,904
Trade payables(1)	-	18,390	-	20,576
Clients prepayments	-	18,217	-	-
Mining royalty (note 27)	-	1,432	-	970
Leases (note 18)	2,163	704	-	1,421
Accounts payable to related parties (note 24.a)	573	521	573	1,311
Other	-	1,413	-	690
Guarantee deposits	-	27	-	27
Total	2,736	108,133	573	55,582

(1)    Trade payables relate mainly to the acquisition of materials, supplies and contractors’ services. These payables do not accrue interest and no guarantees have been granted.

18. Leases

The Company has lease contracts for equipment used in its operation unit. Leases of equipment have lease term of three years. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets.

The following are the amounts recognized in profit or loss related to the leases according to IFRS 16:

	As at December 31
	2025 US$000	2024 US$000
Depreciation expense for right-of-use assets (included in cost of sales)	2,062	1,529
Interest expense on lease liabilities (included in finance expenses)	887	242
Total amount recognized in profit or loss	2,949	1,771

The Company had total cash outflows for leases of $2,842 in 2025 (2024: $1,821). There were additions to right-of-use assets and lease liabilities during the year of $4,024 (2024: $nil, 2023: $823). The future cash outflows relating to leases that have not yet commenced are $2,867 (2023: $1,421, 2023: $3,000).

	January 1, 2025	Additions	Depreciation	December 31, 2025
Leases: right-of-use assets	1,564	4,024	(2,062)	3,526

	January 1, 2024	Additions	Depreciation	December 31, 2024
Leases: right-of-use assets	3,093	-	(1,529)	1,564

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

	January 1, 2025	Additions	Repayments	Interest expense	F/X	December 31, 2025
Leases: liabilities	1,421	4,024	(2,842)	887	(623)	2,867
Less: Current balance	(1,421)					(704)
Non-current balance	-					(2,163)

	January 1, 2024	Additions	Repayments	Interest expense	December 31, 2024
Leases: liabilities	3,000	-	(1,821)	242	1,421
Less: Current balance	(1,622)				(1,421)
Non-current balance	1,378				-

19. Borrowings

	As at December 31
	2025		2024
	Effective interest rate	Current US$000	Effective interest rate	Current US$000
Pre-shipment loans	-	-	-	-
Stock market promissory notes	-	-	-	-
Medium-term Bank import loans	-	-	8,45% to 17,32%	1,557
Total		-		1,557

For short-financing purposes, the Company cancelled pre-shipment loans denominated in dollars in 2025: $1,569 (2024:$2,815) which are guaranteed by the respective sales contracts and stock market promissory notes denominated in dollars in 2025 $nil (2024: $2,000) and acquires import loans nominated in dollars $nil (2024: $1,607); movement in borrowings for the year ended December 31, 2025 are as follows:

	January 1, 2025	Additions	Repayments	December 31, 2025
Current interest-bearing loans and borrowings
Current obligations under pre-shipment loans	-	-	-	-
Stock market promissory notes[1]	-	-	-	-
Medium-term Bank import loans	1,486	-	(1,486)	-
Total liabilities from financial activities	1,486	-	(1,486)	-
Accrued interest	71	12	(83)	-

(1)	Includes interest that were offset.

	January 1, 2024	Additions	Repayments	Exchange difference	December 31, 2024
Current interest-bearing loans and borrowings
Current obligations under pre-shipment loans	2,815	-	(2,815)	-	-
Stock market promissory notes[1]	2,000	-	(2,000)	-	-
Medium-term Bank import loans	1,055	1,607	(1,176)	-	1,486
Total liabilities from financial activities	5,870	1,607	(5,991)	-	1,486
Accrued interest	107	461	(497)	-	71

(1)	Includes interest that were offset.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

20. Provisions

		(2)
	Provision for mine closure(1) US$000	Long Term Incentive Plan(2) US$000	Other US$000	Total US$000
Balance at January 1, 2024	28,557	-	3,712	32,269
Additions/Decreases	419	523	2,512	3,454
Accretion	543	-	-	543
Change in discount rate	(613)	-	-	(613)
Balance at December 31, 2024 (Non-Current)	28,906	289	6,224	35,419
Balance at December 31, 2024 (Current)	-	234	-	234
Additions/decreases	3,139	176	(818)	2,497
Accretion	580	-	-	580
Change in discount rate	1,434	-	-	1,434
Balance at December 31, 2025	34,059	699	5,406	40,164
Balance at December 31, 2025 (Non-Current)	34,059	300	5,406	39,765
Balance at December 31, 2025 (Current)	-	399	-	399

(1)	The provision represents the present value of the estimated cost to decommission and rehabilitate the mine at the expected date of closure for the mine as of December 31, 2025. The present value of the provision was calculated using a real pre-tax annual discount rate, based on a US Treasury bond of an appropriate tenure as at December 31, 2025 and 2024. The cash flows were adjusted to reflect the risks related. Uncertainties on the timing of use for this provision include future changes that could impact the timing of closing the mine, as new resources and reserves are discovered. The discount rate used was 1.52% and 2.12% as of December 31, 2025 and 2024, respectively.

(2)	Corresponds to the provision related to awards granted under the Long-Term Incentive Plan to designated personnel of the Company.

21. Equity

Share capital issued

Share capital of the Company as at December 31, 2025, is as follows:

	Issued
Class of shares	Number	US$000
Ordinary shares	344,756,530	110,132

22. Income tax

The major components of income tax expense for the years ended December 31 2025, 2024 and 2023 were as follows:

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Current income tax:
Current income tax charge	(43,754)	(7,620)	(51)
Deferred income tax:
Relating to origination and reversal of temporary differences	(3,545)	7,116	(4,343)
Income tax (expense) recovery	(47,299)	(504)	(4,394)

A reconciliation between the tax expense and the product of accounting profit multiplied by the Company’s domestic tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows:

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
(Loss)/profit before income tax	144,896	36,258	(7,855)
At Company´s statutory income tax rate of 35%	(50,714)	(12,690)	2,749
Expenses not deductible for tax purposes	1,218	12	(3)
Exploration expenses (double deduction)	4,259	3,669	1,567
Foreign exchange differences	(10,630)	(6,877)	(16,735)
Comprehensive fiscal inflation adjustment	7,430	12,504	8,602
Nondeductible financial cost	-	-	1,389
Other	1,138	2,878	(1,963)
Income tax recovery (expense)	(47,299)	(504)	(4,394)

Deferred taxes

Deferred income tax relates to the following:

	Statement of financial position		Income statement

	As at December 31, 2025 US$000	As at December 31, 2024 US$000	2025 US$000	2024 US$000	2023 US$000
PP&E, exploration and evaluation assets, and intangible assets	(39,543)	(35,893)	(3,650)	4,165	2,670
Inventories	(5,401)	(5,388)	(13)	3,424	(3,827)
Tax loss carry forward	-	-	-	-	(3,198)
Fiscal inflation adjustment	-	-	-	-	158
Abandonment and mine rehabilitation provision	8,368	7,464	904	(1,327)	1,265
Other liabilities	1,994	2,676	(682)	700	(1,043)
Other assets	224	328	(104)	154	(368)
Deferred income tax recovery (expense)			(3,545)	7,116	(4,343)
Deferred income tax liabilities, net	(34,358)	(30,813)

Reflected in the statement of financial position
Deferred income tax assets	10,586	10,468
Deferred income tax liabilities	(44,944)	(41,281)
Deferred income tax liabilities net	(34,358)	(30,813)

Law No. 27,468 had established that for the first three fiscal years beginning as of January 1, 2019, the positive or negative effect of the inflation adjustment provided by the Income Tax Law should be distributed in one third of the in the tax return of the fiscal year in which the adjustment was assessed, and the remaining two thirds, in equal parts, in the two immediately subsequent fiscal years. The abovementioned reform amended such distribution and established that one sixth of the positive or negative adjustment for the first and second fiscal years beginning as from January 1, 2019, should be allocated to the tax return of the year in which the adjustments are assessed, and the remaining balance, to the immediately following five fiscal years.  However, for fiscal years beginning as of January 1, 2021, 100% of the adjustment may be deducted/taxed in the fiscal year in which the effect is determined.

On June 16, 2021, Law No. 27,630 established a progressive tax rate system with a rate of 25% to 35% based on the accumulated net taxable income and a 7% withholding applicable to any distribution of dividends or profits made by such entities to individuals’ resident in Argentina and to beneficiaries abroad, regardless of the tax period in which such dividends or 107 profits are made available to the shareholders, applicable to tax periods beginning on or after January 1, 2021.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Accumulated Net Income Tax

More than ARG$	To ARG$	Must pay ARG$	More than %	Above superavit ARG$
$ 0	$ 101,679,575	$ 0	25%	$ 0
$ 101,679,575	$ 1,016,795,753	$ 25,419,894	30%	$ 101,679,575
$ 1,016,795,753	Onwards	$ 299,954,747	35%	$ 1,016,795,753

23. Dividends paid and proposed

	Year ended December 31
	2025 US$000	2024 US$000	2023 US$000
Dividends declared	4,584	790	664
Dividends paid	4,572	787	648

24. Related-party balances and transactions

MSC is a private company, owned by Hochschild Mining Argentina Corporation S.A. (“HMAC S.A.”) with a 51% interest and Minera Andes S.A. (“MASA”) with a 49% interest. HMAC S.A. is an indirect wholly owned subsidiary of Hochschild Mining Plc. and MASA is an indirect wholly owned subsidiary of McEwen Inc (Formerly McEwen Mining Inc).

(a)	Related-party accounts receivable and payable

The Company had the following related-party balances and transactions during the years ended December 31, 2025, and 2024. The related parties are companies owned or controlled by the main shareholder of the parent company or shareholders.

	US$000		US$000
	Trade and other receivables		Trade and other payables
	As at December 31, 2025 US$000	As at December 31, 2024 US$000	As at December 31, 2025 US$000	As at December 31, 2024 US$000
Current related party balances
Compañía Minera Ares	-	-	441	1,221
MH Argentina S.A.	31	31	-	-
Hochschild Mining Plc.	-	-	653	663
Total	31	31	1,094	1,884

As at December 31, 2025, 2024 and 2023, all related parties accounts were, non-interest bearing. No security has been granted or guarantees given by the Company in respect of these related party balances.

	2025 US$000	2024 US$000	2023 US$000
Related party transactions
Intercompany services
Compañía Minera Ares	640	1,140	1,343
Other intercompany transactions
Hochschild Mining Plc	-	(377)	109
Dividends Declared – See note 23
Hochschild Mining Argentina Corp.	2,338	403	339
Minera Andes S.A.	2,246	387	325

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

(b)	Compensation of key management personnel of the Company

Compensation of key management personnel (including Directors)	2025 US$000	2024 US$000
Salaries and benefits	383	373
Long Term Incentive Plan	234	231
Total compensation paid to key management personnel	617	604

25. Commitments

Capital commitments

As at December 31, 2025 the future capital commitments of $477 (2024: $1,733) were related to projects, infrastructure and sustaining and exploration activities started during the year which will be completed in subsequent months.

26. Contingencies

(a) Taxation

Fiscal periods remain open to review by the tax authorities for five years in Argentina, preceding the year of review. During this time the authorities have the right to raise additional tax assessments including penalties and interest. Under certain circumstances, reviews may cover longer periods.

Because a number of fiscal periods remain open to review by the tax authorities, coupled with the complexity of the Company and the transactions undertaken by it, there remains a risk that additional tax liabilities may arise.

(b) Other

The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation, and based on the advice of legal counsel, of applicable legislation in the country in which the Company has operations. In certain specific transactions, however, the relevant authorities could have a different interpretation of those laws and regulations that could lead to contingencies or additional liabilities for the Company. Having consulted legal counsel, management believes that it has reasonable grounds to support its position.

The assessment of contingencies inherently involves exercise of significant judgment and estimates of the outcome of future events. Uncertainties in estimating the liability include changes in the legal interpretation that the authorities could make in respect of the Company’s transactions.

27. Mining royalties

Royalties

In accordance with Argentinian legislation, Provinces (being the legal owners of the mineral resources) are entitled to request royalties from mine operators. For San Jose mine, the mining royalty was originally fixed at 1.85% of the pit-head value of the production where the final product is doré and 2.55% where the final product is mineral concentrate or precipitates. In October 2012, a new provincial law was passed, which increased the mining royalty applicable to doré and concentrate to 3% of the pit-head value. Since November 2012 the Company has paid and expensed mining royalties of 3%. As at December 31, 2025, the amount payable as mining royalties amounted to $1,432 (2024: $970). The amount recorded in the income statement was $10,631 (2024: $7,331, 2023: $6,499).

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

28. Export

Export Duties

The Executive branch is empowered to increase export duties: (i) up to 33% of the tax base or of the official soybean price, (ii) 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018, (iii) 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018, and (iv) 5% of the tax base or of the official FOB price for industrial products and services. In case of MSC, export duties were settled in ARS 4 per dollar for Doré bars and for Concentrate and silver bars ARS 3 per dollar.

Before approving Law No. 27,541, the federal government published Presidential Decree No. 37/2019 (Official Bulletin dated December 14, 2019), which amended the withholdings system, rendered ineffective the ARS 4 per 1 USD dollar cap established by the previous administration in 2018, and increased export duties for doré bars up to 12%.

Finally, accordingly to Law No. 27,541 the export duties rates for mining activity could not be higher than 8% over Freight on Board (“FOB”) price.

In the search for an increase in the supply of US dollars contributing to stability in the foreign exchange market, the Federal Executive established measures in October 2020 to promote exports with an impact on the mining, industrial and agricultural sectors. Those measures are contained in Presidential Decrees 785/2020, 789/2020 y 790/2020 and basically refer to:

(a)	Silver bars and silver concentrated: 4,5%.
(b)	Bullon: 0%.

-	Export incentive program

On 3 October 2023 the Argentinian Government approved that exporters of crude oil, gas and derivatives, who meet certain conditions, may receive 25% of the funds received from exports through negotiable securities acquired in foreign currency and settled in local currency.

On 23 October 2023 the export incentive program was approved increasing the percentage to 30%. On 20 November 2023 the percentage increased to 50% and since 13 December 2023 changed to 20% up to April, 2025, date in which program was repealed. As at 31 December 2025 the Company recognized a benefit from the program of $2,979 (2024: $15,997, 2023: $21,164) disclosed as other income (refer to note 9).

29. Investment regime for mining activity

Law No. 24,196, as amended by Law No. 25,429 establishes a regime for mining investments applicable in all provinces in Argentina. In this regard, on October 21, 1993, the Province of Santa Cruz emulated this mining investment regime through Provincial Law No. 2,332.

Those interested in benefiting from this regime must register with the National Mining Secretary.

The main benefits for the mining companies that carry out activities within the framework of this regime are detailed below:

-	Fiscal stability for a period of thirty years from the date of submission of the Feasibility Study. Fiscal stability for all taxes, to be understood as such all direct taxes and tax contributions that have as taxpayers the companies registered in the register mentioned previously, as well as rights, duties or other import or export charges.

-	Fiscal stability shall also apply to foreign exchange regimes and tariffs, excluding exchange rate and repayments, refunds and/or repayment of charges in connection with exports.

-	Tax deduction from income tax balance, from the time of submission of the application for registration authorized by Law No. 24,196, of one hundred percent of the amounts invested in exploration expenditures, mineralogical and metallurgical testing, pilot plant and other work to determine the technical and economic feasibility of the projects, subject to treatment as expenses or amortizable investment, appropriate to these in accordance with income tax law.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

-	Optional accelerated depreciation regime for income tax on capital investments made towards the execution of new mining projects and expansion of existing ones.

-	In this regard, annual tax depreciation shall not exceed, in each fiscal year, the amount of taxable income generated by mining activities, prior to the transfer of the relevant amortization and, if applicable, once tax losses from prior years are computed. The non-computable surplus in a given fiscal year can be attributed to the following years, considering for each the maximum limit mentioned above. The period during which tax depreciation of assets is computed may not exceed the term of their respective useful lives. The existing residual value at the end of the year, in which the expiration of the useful life of assets occurs, may be attributed entirely to the tax balance of that fiscal year, and the above limitation is not applicable in these cases.

-	Exemption from payment of import duties and any other duty, correlative levy or statistics duty, except other remuneration duties on services, corresponding to the introduction of capital goods, special equipment or component parts of such property and inputs determined by the enforcement authority that are necessary for the execution of the activities covered by this scheme.

-	Recovery of tax credits arising from acquisitions and imports of goods and services for the purposes of carrying out mining activities such as prospection, exploration, mineralogical studies and applied research that after twelve (12) fiscal periods counted from the year in which they were computed, make up the balance of the VAT.

-	Deduction of the provision for mine closure and abandonment in the determination of income tax, up to an amount equal to five percent of the operating costs of extraction and processing.

Companies registered in the regime will not see an increase in their total tax burden, considered separately in each relevant jurisdiction upon the filing of said Feasibility Study at the national, provincial and municipal levels, which adhere to Law 24,196.

For increases in the total tax burden, the following actions, among others, are mentioned in Law No. 25,429: the creation of new taxes, an increase in the rates, fees or amounts of existing taxes, the modification of the mechanisms or procedures determining the fiscal base for taxes, the repeal of exemptions granted, and the elimination of deductions allowed.

Additionally, with regards to interest payments to foreign financial institutions and entities, included in Title V of the Income Tax Law, fiscal stability also applies to the increase in the rates, fees or amounts in effect on the date of the Feasibility Study to the alteration of rates or mechanisms for determining the estimated net gain of Argentine origin, when companies operating under the regime have agreed by contract to take charge of the respective tax.

Fiscal stability does not include: changes in the value of property, when such valuation is the basis for the determination of a tax, the extension of the validity of rules passed for a certain time, which are in effect at the time fiscal stability is obtained; expiration of exemptions, exceptions or other measures adopted for a certain time, and due to the expiry of that period; contributions towards the

Single Social Security System and indirect taxes, including Value Added Tax.

These benefits (except fiscal stability), apply to mining projects of the Company as from April 18, 2002, the date on which the Secretariat of Energy and Mining of the Nation, decided to register the Company in the Register of Mining Investments (Law No. 24,196). Said registration was requested by the Company in October 2001.

On November 21, 2005, the Company submitted the Feasibility Study to the Mining Ministry, from which date it is enjoying the benefits of fiscal stability.

30. Financial risk management

The Company is exposed to a variety of risks and uncertainties which may have a financial impact on the Company, and which also impact the achievement of social, economic and environmental objectives. These risks include strategic, commercial, operational, legal and financial risks and are further categorized into risk areas to facilitate risk reporting across the Company.

The Company has made significant developments in the management of the Company’s risk environment which seeks to identify and, where appropriate, implement the controls to mitigate the impact of the Company’s significant risks.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

(a) Commodity price risk

Silver and gold prices have a material impact on the Company’s results of operations. Prices are significantly affected by changes in global economic conditions and related industry cycles. Generally, producers of silver and gold are unable to influence prices directly; therefore, the Company’s profitability is ensured through the control of its cost base and the efficiency of its operations.

The Company has provisional pricing features (included in trade receivables) arising from the sale of concentrate and doré which were provisionally priced at the time the sale was recorded (refer to Note 3). For these features, the sensitivity of the fair value to an immediate 10% favorable or adverse change in the price of gold and silver (assuming all other variables remain constant), is as follows:

Year	Increase/ decrease price of ounces of:	Effect on profit before tax US$000
2025	Gold +/-10% Silver +/-10%	+/-15,064 +/-10,265
2024	Gold +/-10% Silver +/-10%	+/-3,507 +/-2,901

(b) Foreign currency risk

The Company produces silver and gold which are typically priced in US dollars. A proportion of the Company’s costs are incurred in Argentinian pesos. Accordingly, the Company’s financial results are affected by exchange rate fluctuations between the US dollar and the local currency. The long-term relationship between commodity prices and currencies in the country provides a certain degree of natural protection. The Company does not use derivative instruments to manage its foreign currency risks.

The following table demonstrates the sensitivity of financial assets and liabilities, at the reporting date, denominated in Argentinean pesos, to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of the Company’s profit before tax:

Year	Increase/decrease in US$/other currencies’ rate	Effect on profit before tax US$000
2025
Argentinian pesos	+/-10%	+/-2,422
2024
Argentinian pesos	+/-10%	+/-417

(c) Credit risk

Credit risk arises from debtors’ inability to make payment of their obligations to the Company as they become due (without taking into account the fair value of any guarantee or pledged assets). The Company is primarily exposed to credit risk as a result of commercial activities and non-compliance, by counterparties, in transactions in cash which are primarily limited to cash balances deposited in banks and accounts receivable at the statement of financial position date.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

Counterparty credit exposure based on commercial activities, including trade receivables and cash balances in banks as at December 31, 2025, and 2024 was shown as follows:

Summary commercial partners – Trade receivables	As at December 31, 2025 US$000	Credit rating or % collected as at 24 June 2026	As at December 31, 2024 US$000	Credit rating or % collected as at 26 June 2025
Aurubis AG	33,121	100%	6,696	100%
LS MNM	13,042	100%	14,174	100%
Trafigura Pte Peru	8,767	100%	-	-
Boliden Harjavalta Oy	8,595	100%	4,486	100%
Trading Partners Peru	6,566	100%	3,368	-
Ocean Partners	5,663	100%	-	-
Advanced Streaming	256	100%	-	-
Asahi Refining Canada Ltd	-	100%	1,321	100%
Complejo Metalurgico Altonorte	-	-	1,071	100%
Redcomet Resource AG	-	-	447	100%
Aurubis Bulgaria AD	-	-	104	100%
Total	76,010		31,667

Financial counterparties	As at	Credit	As at
	December 31, 2025	ranting(1)	December 31, 2024
	US$000		US$000
JP Morgan	17,294	raA-1+	4,762
Citibank US	124,738	AA-+	40,220
Citibank US	76	AA-+	27
ICBC US	2,837	A1+	424
ICBC	1	A1+	-
BBVA N.Y.	1	A	1
BBVA	1	AAA	-
Citibank Arg	4,149	raAAA	-
BBVA ESP	-	A3	3
Total	149,097		45,437

(1)	The long-term credit rating as of December 2025.

To manage the credit risk associated with commercial activities, the Company took the following steps:

●	Active use of prepayment/advance clauses in sales contracts;
●	Delaying delivery of title and/or requiring advance payments to reduce exposure timeframe (potential delay in sales recognition);
●	Obtaining parent guarantees or contracting directly with parent company to shore up the credit profile of the customer (where possible); and
●	Maintaining as diversified a portfolio of clients as possible.

To manage credit risk associated with cash balances deposited in banks, the Company took the following steps:

●	Increasing banking relationships with large, established and well-capitalized institutions in order to secure access to credit and to diversify credit risk;
●	Limiting exposure to financial counterparties according to Board approved limits; and
●	Investing cash in short-term, highly liquid and low risk instruments (money market accounts, term deposits, US Treasuries).

Receivable balances are monitored on an ongoing basis and the result of the Company’s exposure to bad debts is recognized in the income statement. The maximum exposure is the carrying amount as disclosed in note 14.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

(d)	Liquidity risk

Liquidity risk arises from the Company’s inability to obtain the funds it requires to comply with its commitments, including the inability to sell a financial asset quickly enough and at a price close to its fair value. Management constantly monitors the Company’s level of short- and medium-term liquidity, and its access to credit lines, in order to ensure appropriate financing is available for its operations. During 2025 the Company maintained uncommitted short-term bank lines for approximately $55,415.

The table below categorizes the undiscounted cash flows of Company’s financial liabilities into relevant maturity groupings based on the remaining period as at the statement of financial position to the contractual maturity date.

	Less than 1 year US$000	Between 1 and 2 years US$000	Between 2 and 5 years US$000	Over 5 years US$000	Total US$000
At December 31, 2025
Trade and other payables	108,133	2,736	-	-	110,869
Borrowings	-	-	-	-	-
Provisions	399	223	5,482	34,060	40,164
Total	108,532	2,959	5,482	34,060	151,033
At December 31, 2024
Trade and other payables	55,582	573	-	-	56,155
Borrowings	1,557	-	-	-	1,557
Provisions	234	-	6,513	28,906	35,653
Total	57,373	573	6,513	28,906	93,365

(e)	Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1 — quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2 — other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
●	Level 3 — techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2025, and 2024, the Company held the following financial instruments measured at fair value:

Assets measured at fair value(1)	December 31, 2025 US$000	Level 1 US$000	Level 2 US$000	Level 3 US$000
Provisional pricing features	20,528	-	-	20,528
Other financial assets	2,639	2,639	-	-

(1)	Within trade receivables.

Assets measured at fair value(1)	December 31, 2024 US$000	Level 1 US$000	Level 2 US$000	Level 3 US$000
Provisional pricing features	(2,256)	-	-	(2,256)
Other financial assets	3,806	3,806	-	-

(1)	Within trade receivables.

During the period ending December 31, 2025, and 2024, there were no transfers between these levels.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

(f)	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. Management considers as part of its capital the financial sources of funding from shareholders and third parties. During 2023 management decreased its short-term debt. In addition, management reserves the right to use short-term pre-shipment financing (financing of commercial accounts receivables and finished goods inventory).

31. Impairment of non-financial assets

2025

In December 2025, management determined that there was a trigger of reversal of impairment due to the increase in gold and silver prices and the decrease in post-taxes discount rate from 18.3% to 12.5%. The impairment test resulted in a full reversal of the previously recognized impairment, adjusted for the depreciation that would have been recorded had the asset not been impaired, amounting U$S 14,179 in total, allocated as follow: US $13,068 to Property, Plant and Equipment (note 11), US $660  to Exploration and Evaluation assets (note 12) and US $451 to Intangible assets (note 13).

The recoverable value was determined using a FVLCD methodology. The key assumptions on which management has based its determination of FVLCD and the associated recoverable values calculated are gold and silver prices, future capital requirements, production costs, reserves and resources (reflected in the production volume), and the discount rate.

Real prices US$ per oz.	2026	2027	2028	2029	Long-term
Gold	4,044	3,845	3,475	3,183	3,000
Silver	48,8	46.1	42.1	37.1	32.0

Discount rate (post-tax)	12.5%
Discount rate (pre-tax)	12.9%

The period of four years was used to prepare the cash flow projections of San Jose mine which is consistent with its estimated life of mine.

As the result of the impairment reversal, the estimated recoverable value of the Company´s CGU is similar to its carrying value.

Sensitivity analysis

Other than as disclosed below, management believes that no reasonably possible change in any of the key assumptions above would cause the carrying value of the CGUs to exceed its recoverable amount. As the full amount of previous impairments has been reversed as of 31 December 2025, no reasonable change in any of the key assumptions would result in an additional reversal of impairment.

A change in any of the key assumptions would have the following impact:

2025
Gold and silver prices (decrease by 10% and 15%, respectively)	(67.278)
Production costs (increase by 10%)	(19.259)
Production volume (decrease by 10%)	(38.738)

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

2024

In December 2024, management determined that there was a trigger of reversal of impairment due to the increase in gold and silver prices and the increased reserves and resources estimate. The impairment test resulted in no impairment, or impairment reversal, being recognized as the positive effect of the increased prices and additional reserves and resources was mainly offset by higher costs due to ongoing inflation in Argentina.

The recoverable value was determined using a FVLCD methodology. The key assumptions on which management has based its determination of FVLCD and the associated recoverable values calculated are gold and silver prices, future capital requirements, production costs, reserves and resources (reflected in the production volume), and the discount rate.

Real prices US$ per oz.	2025	2026	2027	2028	2029	Long-term
Gold	2,663	2,466	2,438	2,248	1,894	2,100
Silver	32.3	32.1	32.1	28.2	23.7	25

Discount rate (post-tax)	18.3%
Discount rate (pre-tax)	18.8%

The period of seven years was used to prepare the cash flow projections of San Jose mine which was consistent with its estimated life of mine.

2023

In 2023, management determined that there was a trigger of impairment due to the increase in the discount rate from 19.8% to 21.7% mainly explained by the rise in country risk premium in Argentina, and higher costs than expected due to local inflation. The impairment test performed over the CGU resulted in an impairment recognized as at 31 December 2023 of US $16,949 (US$ 15,966 in property, plant and equipment, US$ 430 in evaluation and exploration assets and US$ 553 in intangibles assets).

The recoverable value was determined using a FVLCD methodology. The key assumptions on which management has based its determination of FVLCD and the associated recoverable values calculated are gold and silver prices, future capital requirements, production costs, reserves and resources (reflected in the production volume), and the discount rate.

Real prices US$ per oz.	2024	2025	2026	2027	Long-term
Gold	1,850	1,735	1,582	1,557	1,600
Silver	24.3	22.6	21.4	21.8	22

Discount rate (post-tax)	21.7%
Discount rate (pre-tax)	24.2%

The period of five years was used to prepare the cash flow projections of San Jose mine which was consistent with its estimated life of mine.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

32. Economic context

Argentina has experienced a prolonged period of economic and financial volatility, accompanied by significant restrictions on access to foreign currency markets. In response to pressures on international reserves and macroeconomic imbalances, the Central Bank of the Argentine Republic (BCRA) has implemented and continuously adjusted a set of foreign exchange regulations aimed at limiting the outflow of foreign currency and preserving monetary stability. Since 2019, through various communications, including Communications “A” 6770, 6854 and 6856, the BCRA established and subsequently extended for an indefinite period a comprehensive foreign exchange control framework governing access to the Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios – “MULC”). Under these regulations, exporters are required to settle and repatriate foreign currency proceeds within specified timeframes, while importers are subject to strict conditions for accessing foreign currency, including sworn statement requirements and, in certain cases, prior approval from the BCRA.

Additional regulations, including Communication “A” 7,030 and complementary provisions, established the need for prior authorization for access to the MULC for various transactions, such as imports, servicing of financial debt with foreign counterparties and the distribution of dividends. These requirements were successively extended and complemented through additional regulations issued between 2020 and 2024.

Over time, the regulatory framework incorporated further restrictions, including limitations on access to foreign currency for payments of services and financial transactions with related parties, as well as requirements associated with import and service payment systems (SIRA and SIRASE), which introduced approval mechanisms and specific timing conditions. These measures also included restrictions on transactions in alternative financial markets and limitations arising from sworn declarations regarding the holding of external assets. During 2022 and 2023, the BCRA issued additional regulations that introduced new requirements for pre-financing of exports, early cancellation of financial liabilities and the use of foreign currency proceeds, as well as strengthening controls over access to the foreign exchange market for entities operating within economic groups.

On December 10, 2023, a new national administration took office and implemented a series of economic measures with a significant impact on the macroeconomic environment, including a substantial adjustment of the official exchange rate. During 2024 and 2025, the National Government implemented policies aimed at achieving fiscal balance, which resulted in the attainment of primary and financial surpluses and initiated a process of disinflation. In parallel, the regulatory framework applicable to foreign exchange transactions has been progressively modified. In December 2023, the BCRA introduced a new scheme for import payments, eliminating prior authorization systems and replacing them with defined payment schedules. These conditions were subsequently eased during 2024 and 2025, including a gradual reduction in payment terms and, as of April 2025, the possibility of accessing the MULC for import payments as from the date of customs clearance.

On April 11, 2025, the Government announced a new phase of its stabilization program, including an agreement with the International Monetary Fund under an Extended Fund Facility. As part of this program, a new exchange rate regime was implemented under which the exchange rate fluctuates within bands, initially set between ARS 1,000 and ARS 1,400 per U.S. dollar, adjusted periodically. Additional measures included the elimination of certain exchange mechanisms applicable to export proceeds, a relaxation of restrictions affecting imports and services payments and allowing dividends payment to non-resident shareholders, provided that such dividends correspond to distributable profits arising from results reported in regular audited financial statements for fiscal years commencing on or after January 1, 2025, and increased flexibility in access to foreign currency.

Additionally, Law No. 27,742 (“Ley de Bases”), enacted on June 28, 2024, introduced structural reforms across several sectors of the economy, particularly in the energy sector, aimed at promoting deregulation, increasing private sector participation and enhancing market competitiveness. These reforms included modifications to the regulatory framework governing hydrocarbons, electricity and natural gas. Furthermore, such law provided for the unification of electricity and gas regulatory bodies into a single authority, which was implemented in 2025.

As part of the same reform process, the Government introduced the “Large Investment Incentive Regime” (Régimen de Incentivos para las Grandes Inversiones – “RIGI”), which grants tax benefits, access to foreign currency and profit repatriation mechanisms for qualifying investment projects in strategic sectors expected to generate exports in the medium and long term.

33. Subsequent Events

On January 14th, 2026, the Company approved a dividend distribution to its shareholders in the total amount of 17.8 million paid on February 5th, 2026.

On May 18th, 2026, the Company approved a dividend distribution to its shareholders in the total amount of 101.2 million paid on May 20th, 2026.

Minera Santa Cruz S.A.

Notes to the financial statements (continued)

For the years ended December 31, 2025, 2024 and 2023

At the date of issuance of these financial statements, there have been no other significant subsequent events that could have an effect on the company's assets and results of operations as of December 31, 2025.